VANDERKAM & ASSOCIATES
                             1301 TRAVIS, STE. 1200
                                HOUSTON, TX 77002
                                 (713) 547-8900
                            (713) 547-8910 FACSIMILE

                                January 19, 2006


United States Securities & Exchange Commission
Washington, D.C. 20549

Gentlemen:

Please be advised that China Continental, Inc. acknowledges the following:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                                   Sincerely,

                                                   /s/ Jia Ji Shang